United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

(a free translation from the original in Portuguese)

ARACRUZ CELULOSE S.A. BY-LAWS

CHAPTER 1

DENOMINATION, OBJECT, MAIN OFFICE AND DURATION

Article 1: ARACRUZ CELULOSE S.A. shall be governed by the By-laws herein and by the applicable legislation.

Article 2: The objective of the Corporation is forestry and reforestation operations; industrialization and trade of forest related products; exploration of renewable energy resources; and the performance of industrial, commercial, agricultural and rural activities in general, for those purposes authorized to:

I - participate in any manner in other enterprises, following a decision by the Board of Officers.

II - engage in any activities and carry out any services directly or indirectly related to its main activities, including importation and exportation.

Article 3: The Corporation shall have its headquarters, jurisdiction and fiscal domicile in the City of Aracruz, State of Espírito Santo. It may establish offices and other facilities in Brazil or abroad after a decision of the Board of Officers.

Article 4: The Corporation shall have an undetermined period of duration.

     CHAPTER II CAPITAL STOCK AND SHARES

Article 5: The capital stock is R$2,871,781,288.11 (two billion, eight hundred seventy one million, seven hundred eighty one thousand, two hundred eighty eight reais and eleven cents) divided into 1,030,587,806 (one billion, thirty million, five hundred eighty seven thousand, eight hundred six) nominative shares, with no par value, of which 454,907,585 (four hundred fifty four million, nine hundred seven thousand, five hundred eighty five) are common shares and 575,680,221 (five hundred seventy five million, six hundred eighty thousand, two hundred twenty one) are Class A and Class B preferred shares.

Paragraph 1 – Increases in capital may occur without the maintenance of any previously existing proportion between different classes or types of shares.

Paragraph 2 – It is the responsibility of the General Shareholders' Meeting to vote upon the matter referred to in the previous paragraph.

Paragraph 3 – The number of preferred shares with no right to vote, or subject to voting restrictions, shall not exceed two thirds of the outstanding shares, except for special rules set forth in legislation concerning tax incentives.

Paragraph 4 – Increases in capital by means of the capitalization of retained earnings or reserves shall be carried out, as a general rule, without modification in the number of issued shares; if a distribution of shares is made as a result of the capitalization of retained earnings or reserves in a manner other than described above, the common shares distributed shall be of the same class of the common shares outstanding and the preferred shares distributed shall be Class B preferred shares

Article 6: Each common share shall be entitled to one vote in deliberations by the General Shareholders' Meeting.

Article 7: The preferred shares shall have no voting rights. The preferred shares shall have the right to receive a dividend that is 10% greater than the dividend distributed to each common share and shall have priority in the reimbursement of capital in case of the Corporation's liquidation.

Paragraph 1 – Without affecting the provisions set forth in this article's lead paragraph, Class A preferred shares shall have priority in the distribution of a 6% minimum annual dividend, calculated based on the amount of capital stock represented by them, which minimum dividend shall be distributed ratably among them.

Paragraph 2 – Although the Class B preferred shares are entitled to receive the dividend calculated as set forth in this article's lead paragraph, the Class B preferred shares shall have no priority in the distribution of dividends.

Paragraph 3 – Class A preferred shares may be converted into Class B preferred shares at any moment and the interested shareholder shall bear the cost of such conversion.

Paragraph 4 – Upon approval by the General Shareholders' Meeting, Class A preferred and Class B preferred shares may be converted into common shares at any moment. The General Shareholders Meeting shall also determine the terms and conditions of such conversion.

CHAPTER III

GENERAL SHAREHOLDERS' MEETING

Article 8: Ordinary Shareholders' Meetings shall be held by April 30th of every year, and Extraordinary Meetings shall be held whenever the interests of the Corporation shall so require.

Sole Paragraph – The General Shareholders' Meeting shall be presided by the Chief Executive Officer of the Corporation, or by any person chosen at the beginning of the General Shareholders' Meeting. The president of the General Shareholders' Meeting will choose one or more Secretaries from among the people in attendance.

Article 9: The General Shareholders' Meeting shall establish the aggregate compensation to be paid to all members of the Board of Officers.

Article 10: In addition to the responsibilities imposed on it under the law, it is the responsibility of the General Shareholders' Meeting:

I - To authorize the sale, mortgage and, in any manner, the encumbrance of property of the Corporation's permanent assets, extending guarantees for obligations of third parties, except personal guarantees in favor of the companies controlled by the Corporation itself, which shall not be subject to previous authorization;

II - To choose and dismiss independent auditors;

III - To supervise the administration of Corporation's businesses in order to ensure that its deliberations are complied with;

IV - To approve plans, programs, and financial and investment budgets for the Corporation;

V - To approve the orientation to be followed by the Corporation's representative in General Meetings held by controlled and affiliated Corporations, or by those in which it has a stake.

VI - To approve the orientation to be followed by Company-appointed Members to Boards of Directors, or any other deliberative Bodies, of companies in which the Corporation may hold a controlling interest (but not exclusive control) of affiliated companies or companies in which it has a stake, with respect to relevant matters such as, but not limited to, election of administrators, participation in other companies, negotiation of stock interests, increases in capital stock or authorized capital, approval of Business Plans and its amendments, alteration of bylaws, issuance of securities, sale or encumbrance of property within the permanent assets, contracts with related parties, and investments in new production resources;

VII - The provision of the final portion of item I under this article shall not apply to any company the control of which is partially, but not exclusively, held by the Corporation. In the case of these jointly controlled companies, the authorization of the Corporation's General Shareholders' Meeting shall be required in connection with the issuance of any guarantees, whether personal or real.

CHAPTER IV ADMINISTRATION

Article 11: The Corporation shall be administered by the Executive Board, which shall be comprised of at least 2 (two) but no more than 8 (eight) members, shareholders or otherwise, residing in Brazil, one of which shall be the CEO and the others, Officers.

Paragraph 1 – The members of the Board of Officers shall be elected by the General Shareholders' Meeting for a 3 (three) -year term, with reelection being permitted, and shall remain in office until the swearing in of their respective successors.

Paragraph 2 – The swearing in of the Officers shall be made pursuant to a term recorded in the book of "Minutes of Meetings of the Board of Officers."

Article 12: The Board of Officers shall have full powers to administer and manage Corporation's businesses in order to perform all acts and operations related to the objectives of the Corporation, provided that the guidelines and decisions of the General Shareholders' Meeting must be complied with.

Sole Paragraph – Without prejudice to the provisions set forth in item I under article 10, the Board of Officers, by collective decision, may authorize the sale of properties and equipment that have become ineffective, unnecessary or obsolete.

Article 13: It is the responsibility of the CEO to carry out the executive duties of the Corporation, including the organization, coordination and supervision of activities performed by the other Officers, ensuring that the deliberations and guidelines determined by the General Shareholders' Meetings are explicitly observed.

Sole Paragraph – It is the responsibility of the CEO to summon and chair meetings of the Board of Officers. The other members of the Board of Officers shall perform the duties assigned to them by the CEO.

Article 14: Provided that the provisions under item I of article 2 and item I of article 10 of these By-laws are observed, the members of the Board of Officers, always acting jointly in sets of two, shall represent the Corporation, actively and passively, in Court or otherwise, including in matters concerning the sale or encumbrance of properties of the permanent assets and the waiver of obligations of third parties owed to the Corporation.

Paragraph 1 – For purposes of legal acts in general, the Corporation may also be represented by 01 (one) Officer, together with 01 (one) attorney in fact, or by 02 (two) attorneys in fact with special powers.

Paragraph 2 – Powers of attorney shall carry the signatures of 02 (two) Officers and shall specify the powers being granted and, with the exception of those with "ad judicia" clauses, shall not be valid for more than one year.

Paragraph 3 – For acts in which the Corporation shall be represented before federal, state and municipal public entities; semi-governmental agencies; public corporations; mixed economy corporations; grantees and licensees of public utilities; in acts that do not result in obligations to the Company or in waiving third-party obligations owed to the Company; on carrying out fiscal and social security obligations; for the preservation of its rights in proceedings, administrative or otherwise; in the endorsement of checks for credit to the Corporation's bank accounts; in handling checking accounts within the scope of the program of petty cash purchases, up to the equivalent to 03 (three) minimum salaries; and in acts concerning the relations between the Company and its employees, the Company may be represented by a single Officer, or by a single attorney in fact with specific powers.

Paragraph 4 – For acts in which the Corporation shall be represented outside its legal domicile, as authorized in the manner set forth under these by-laws, the Company may be represented by a single Officer, or by a single attorney in fact with explicit powers to carry out the specific act, provided such representative is appointed by a collective decision of the Board of Officers.

Article 15: In the event of vacancy left by the departure of a member of the Board of Officers, the General Shareholders' Meeting shall elect an alternate to carry out the remaining term of the departing member.

Sole paragraph – Except as provided under Article 11, during his/her absence and temporary impediments, any Officer shall be replaced by the CEO or any other Officer appointed by the latter. Pursuant to this paragraph, such alternates shall perform their duties cumulatively with those of the absent Officer until the latter resumes his duties.

Article 16: The Board of Officers shall meet whenever the interests of the Corporation shall so require, at its headquarters or at a location to be informed in the meeting notice, and the presence of the CEO is mandatory. The decisions, recorded in the minutes, shall be approved by the absolute majority of votes of the attendees, and the CEO shall have the casting vote in addition to his individual vote.

CHAPTER V FISCAL COUNCIL

Article 17: The Corporation shall have a non-permanent Fiscal Council comprised of three (3) to five (5) effective members and an equal number of alternates, and shall be governed by the applicable legal provisions.

CHAPTER VI FISCAL YEAR

Article 18: The fiscal year shall coincide with the calendar year. On December 31st of every year the balance sheet shall be fixed, in compliance with the law, and after the determination of reserves, amortizations and depreciations, required or permitted under the law, the following shall be deducted from the recorded net profits:

I - 5% (five per cent) to constitute the legal reserve fund, until its amount reaches 20% (twenty per cent) of the capital stock;

II - 25% (twenty-five per cent), at least, for the mandatory payment of dividends to the shareholders, calculated on the amount of net profit of the fiscal year adjusted pursuant to applicable law, and observed the priority ascribed to preferred shares.

Paragraph 1 – The remaining balance shall be used according to the decision of the General Shareholders' Meeting, and on recommendation by Fiscal Council, if in operation.

Paragraph 2 – The Board of Officers may determine the preparation of a balance sheet semiannually or for shorter interim periods, as well as the distribution of intermediate dividends from recorded profits, retained earnings or previously constituted profit reserves.

CHAPTER VII GENERAL PROVISIONS

Article 19: The Corporation shall maintain a permanent department of Technological Research and Development, with specific budget resources, according to annual or multiannual programs.

Article 20: The Corporation shall maintain a social work service for its employees, with specific budget resources, according to annual or multiannual programs.

Article 21: The Corporation shall be liquidated as provided under the law, or according to a decision by the General Shareholders' Meeting.

Sole paragraph – It is the responsibility of the General Shareholders' Meeting to determine the manner in which liquidation shall occur and the appointment of the liquidator. Pursuant to applicable law, the operation of the Fiscal Council shall be dependent upon a request from shareholders.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer